SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PROFESSIONAL DIVERSITY NETWORK, INC.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

74312Y103
(CUSIP Number)

James Kirsch
801 W. Adams Street, Suite 600
Chicago, IL 60607
(312) 614-0950

copies to:

Stephen E. Older
McGuireWoods LLP
1345 Avenue of the Americas, 7th Floor
New York, NY 10105-0106
(212) 548-2100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 24, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are being sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74312Y103

1	NAMES OF REPORTING PERSON Daniel Ladurini
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,290,541 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,290,541 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,290,541 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.2% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Includes 2,071,781 shares held by the Ladurini Family Trust, for which Daniel Ladurini is Trustee. Mr. Ladurini holds voting and dispositive power over the shares held by the Ladurini Family Trust. Prior to the consummation of the Issuer’s initial public offering in March 2013, the Ladurini Family Trust entered into option agreements with certain of the Issuer’s directors and officers pursuant to which such directors and officers may purchase, during a ten year exercise period, from the Ladurini Family Trust, up to 10% of the Issuer’s shares of Common Stock held by the Ladurini Family Trust, at $8.00 per share, the initial public offering price.

(2)
Based upon 12,619,690 shares of the Issuer’s Common Stock issued and outstanding as of September 24, 2014 (the number of shares reported on the Issuer’s Form 10-Q for the fiscal quarter ended June 30, 2014, plus 6,309,845 shares of the Issuer’s Common Stock subsequently issued by the Issuer on the closing date of its merger transaction with NAPW, Inc.).

CUSIP No. 74312Y103

1	NAMES OF REPORTING PERSON James Kirsch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,062,466 (1)
	8	SHARED VOTING POWER 2,000 (2)
	9	SOLE DISPOSITIVE POWER 1,062,466 (1)
	10	SHARED DISPOSITIVE POWER 2,000 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,431,788 (1)(2)(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3% (4)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	1,000 of these shares are held by Mr. Kirsch’s daughter, who shares the same household as Mr. Kirsch, in an account over which Mr. Kirsch serves as custodian.

(2)
1,000 of these shares are subject to Mr. Kirsch’s investment power and held in an account for Mr. Kirsch’s adult son and 1,000 of these shares are subject to Mr. Kirsch’s’s investment power and held in an account for Mr. Kirsch’s adult daughter.

(3)
Includes 369,322 shares that are currently owned by the Ladurini Family Trust and subject to an option agreement, entered into as of March 2013, between the Ladurini Family Trust and Mr. Kirsch pursuant to which Mr. Kirsch may purchase, during a ten year exercise period, from the Ladurini Family Trust such shares for $8.00 per share, the initial public offering price of such stock, as to which Mr. Kirsch would have sole voting and sole dispositive power upon acquisition. As of the date of this Information Statement, Mr. Ladurini is also the beneficial owner of these 369,322 shares.

(4)
Based upon 12,619,690 shares of the Issuer’s Common Stock issued and outstanding as of September 24, 2014 (the number of shares reported on the Issuer’s Form 10-Q for the fiscal quarter ended June 30, 2014, plus 6,309,845 shares of the Issuer’s Common Stock subsequently issued by the Issuer on the closing date of its merger transaction with NAPW, Inc.).

CUSIP No. 74312Y103

1	NAMES OF REPORTING PERSON Rudy Martinez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 344,285
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 344,285
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 344,285
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Based upon 12,619,690 shares of the Issuer’s Common Stock issued and outstanding as of September 24, 2014 (the number of shares reported on the Issuer’s Form 10-Q for the fiscal quarter ended June 30, 2014, plus 6,309,845 shares of the Issuer’s Common Stock subsequently issued by the Issuer on the closing date of its merger transaction with NAPW, Inc.).

Explanatory Note

This amendment (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 14, 2014 (the “Original 13D, and together with this Amendment, the “Schedule 13D”). The Original 13D was filed by Daniel Ladurini, James Kirsch and Rudy Martinez (collectively, the “Reporting Persons”). Capitalized terms used in this Amendment but not otherwise defined herein have the meanings set forth in the Original 13D.

As described below, effective as of the termination of the Voting Agreement, the Reporting Persons shall no longer be deemed to be a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13d-5(b) thereunder.

Item 1.	Security and Issuer:

Item 1 of the Original 13D is not supplemented or amended by this Amendment.

Item 2.	Identity and Background:

Item 2 of the Original 13D is not supplemented or amended by this Amendment.

Item 3.	Source and Amount of Funds or Other Consideration:

Item 3 of the Original 13D is not supplemented or amended by this Amendment.

Item 4.	Purpose of Transaction:

Items 4 of the Original 13D is supplemented and amended as follows:

On September 24, 2014, NAPW merged with and into Merger Sub, and as a result, the separate corporate existence of NAPW ceased and Merger Sub has continued as the surviving corporation, a wholly-owned subsidiary of the Issuer, and was renamed “NAPW, Inc.” Upon consummation of the Merger, the Voting Agreement automatically terminated pursuant to its terms and is of no further force and effect. As a result of the termination of the Voting Agreement, the status of the Reporting Persons as a “group” under Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) thereunder also terminated.

Additionally, after giving effect to the issuance of 6,309,845 shares of the Issuer’s Common Stock in connection with the closing of the Merger, Mr. Martinez ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock, and accordingly, this Amendment constitutes an exit filing for Mr. Martinez. Messrs. Kirsch and Ladurini will continue to constitute Reporting Persons with respect to their beneficial ownership of the Issuer’s Common Stock to the extent required by law.

The Reporting Persons do not currently have any plans or proposals that relate to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D or any similar matter. The Reporting Persons intend to continue to review the Issuer and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management, personnel and other matters and to further consider whether any changes would be desirable in light of the circumstances then existing, and reserve the right to take such actions or effect such changes as it deems desirable.

Item 5.	Interest in Securities of the Issuer:

Item 5 of the Original 13D is amended and restated as follows.

(a) This Schedule 13D relates to 3,697,292 shares of Common Stock owned by the Reporting Persons in the aggregate. Based upon 12,619,690 shares of the Issuer’s Common Stock issued and outstanding as of September 24, 2014 (the number of shares reported on the Issuer’s Form 10-Q for the fiscal quarter ended June 30, 2014, plus 6,309,845 shares of the Issuer’s Common Stock subsequently issued by the Issuer on the closing date of the Merger), the Reporting Persons own 29.3% of the Issuer’s outstanding Common Stock. As described above, upon the consummation of the Merger on September 24, 2014, the status of the Reporting Persons as a “group” under Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) thereunder terminated.

(b)

(A)	Daniel Ladurini

	(i)	Amount beneficially owned:	2,290,541 (1)

	(ii)	Percent of class:	18.2%

(iii)	Number of shares as to which the person has:

	(w)	Sole power to vote or to direct the vote:	2,290,541 (1)

	(x)	Shared power to vote or to direct the vote:	0

	(y)	Sole power to dispose or to direct the disposition of:	2,290,541(1)

	(z)	Shared power to dispose or to direct the disposition of:	0

(1) Includes 2,071,781 shares held by the Ladurini Family Trust, for which Daniel Ladurini is Trustee. Mr. Ladurini holds voting and dispositive power over the shares held by the Ladurini Family Trust. Prior to the consummation of the Issuer’s initial public offering in March 2013, the Ladurini Family Trust entered into option agreements with certain of the Issuer’s directors and officers pursuant to which such directors and officers may purchase, during a ten year exercise period, from the Ladurini Family Trust, up to 10% of the Issuer’s shares of Common Stock held by the Ladurini Family Trust, at $8.00 per share, the initial public offering price.

(B)	James Kirsch

	(i)	Amount beneficially owned:		1,431,788 (1)(2)(3)

	(ii)	Percent of class:		11.3%

	(iii)	Number of shares as to which the person has:

		(w)	Sole power to vote or to direct the vote:	1,062,466 (2)

		(x)	Shared power to vote or to direct the vote:	2,000 (3)

		(y)	Sole power to dispose or to direct the disposition of:	1,062,466 (2)

		(z)	Shared power to dispose or to direct the disposition of:	2,000 (3)

(1) Includes 369,322 shares that are currently owned by the Ladurini Family Trust and subject to an option agreement, entered into as of March 2013, between the Ladurini Family Trust and Mr. Kirsch pursuant to which Mr. Kirsch may purchase, during a ten year exercise period, from the Ladurini Family Trust such shares for $8.00 per share, the initial public offering price of such stock, as to which Mr. Kirsch would have sole voting and sole dispositive power upon acquisition. As of the date of this Information Statement, Mr. Ladurini is also the beneficial owner of these 369,322 shares.

(2) 1,000 of these shares are held by Mr. Kirsch’s minor daughter, who shares the same household as Mr. Kirsch, in an account over which Mr. Kirsch serves as custodian.

(3) 1,000 of these shares are subject to Mr. Kirsch’s investment power and held in an account for Mr. Kirsch’s adult son and 1,000 of these shares are subject to Mr. Kirsch’s investment power and held in an account for Mr. Kirsch’s adult daughter.

(C)	Rudy Martinez

	(i)	Amount beneficially owned:	344,285

	(ii)	Percent of class:	2.7%

(iii)	Number of shares as to which the person has:

	(w)	Sole power to vote or to direct the vote:	344,285

	(x)	Shared power to vote or to direct the vote:	0

	(y)	Sole power to dispose or to direct the disposition of:	344,285

	(z)	Shared power to dispose or to direct the disposition of:	0

  (c) No Reporting Persons have effected any transactions in securities of the Issuer during the past sixty days or since the most recent filing on Schedule 13D, whichever is less.

(d) Not applicable.

(e) On September 24, 2014, the closing date of the Merger, as a result of the issuance of 6,309,845 shares of the Issuer’s Common Stock in connection with the Merger, Mr. Martinez ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock, and accordingly, this Amendment constitutes an exit filing for Mr. Martinez. Messrs. Kirsch and Ladurini will continue to constitute Reporting Persons with respect to their beneficial ownership of the Issuer’s Common Stock to the extent required by law.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

Item 6 of the Original 13D is amended and supplemented as follows:

The information set forth, or incorporated by reference herein, in Items 4 and 5 of this Statement is incorporated by reference herein. Other than as described in this Amendment or the Original 13D, the agreements incorporated by reference herein or therein and set forth as exhibits hereto or thereto, and any option award agreements entered into between the Issuer and any Reporting Person in such Reporting Person’s capacity as an employee of the Issuer, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits:

  Item 7 of the Original 13D is not supplemented or amended by this Amendment.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: September 24, 2014.

By:	/s/ Daniel Ladurini
Daniel Ladurini

By:	/s/ James Kirsch
James Kirsch

By:	/s/ Rudy Martinez
Rudy Martinez